Filed by The NASDAQ OMX Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NYSE Euronext

Commission File No.: 001-33392

The following is the text of a letter sent to NYSE-listed companies on April 26, 2011:

I wanted to take this opportunity to provide you with an update on the recent proposal by NASDAQ OMX and IntercontinentalExchange (ICE) to purchase NYSE Euronext. As you may know, on April 1, NASDAQ OMX and ICE launched a bid to acquire NYSE Euronext and on April 19, we delivered a merger agreement to the NYSE Euronext Board. NASDAQ OMX would retain the equity listing and trading, US options and Market Technology businesses, and ICE would acquire NYSE Euronext’s futures business. If approved, the historic combination of NASDAQ OMX and NYSE Euronext would create one unified global exchange focused on equities, options and exchange-related technology.

NASDAQ has a long history of innovation and serving customers in the listing space and we feel strongly that by combining with NYSE Euronext, we would become the world’s leading marketplace for issuers. We believe that our proposal is pro-competitive and would place us in a stronger position to be a key advocate for public companies in the areas of trading, Corporate Governance and all other issues impacting public companies. Market fragmentation, a byproduct of today’s trading landscape, would decrease and there would be greater transparency and information available to you on your trading. We would also continue to build and enhance our product suite to ensure that we have the most relevant offerings for issuers.

As an NYSE-listed issuer, I thought it would be important for you to understand the regulatory landscape in which we operate. Like the NYSE, NASDAQ is a self-regulatory organization subject to ongoing review and oversight by the Securities and Exchange Commission. As such, the listings business has always been highly regulated. All proposed rule changes, including changes to listing fee schedules, are subject to SEC review and public comment. On the topic of listing fees, our intention is to lower the maximum fee cap currently paid by NYSE-listed companies from $500,000 to $450,000, resulting in immediate savings to many NYSE companies.

My team and I are truly excited about the potential to create the world’s premier listings venue and if approved to move forward, I am confident you would be pleased with the innovations that we would deliver to the marketplace. I welcome your feedback and hope you will not hesitate to contact me if I can answer any questions or provide any additional information to you.

Best regards,

/s/ Bruce Aust

Bruce Aust

Executive Vice President

NASDAQ OMX Global Corporate Client Group

Forward-Looking Statements

Information set forth in this communication contains forward-looking statements that involve a number of risks and uncertainties. NASDAQ OMX and ICE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to (i) projections about future financial results, growth, trading volumes, tax benefits and achievement of synergy targets, (ii) statements about the implementation dates and benefits of certain strategic initiatives, (iii) statements about integrations of recent acquisitions, and (iv) other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond NASDAQ OMX’s and ICE’s control. These factors include, but are not limited to, NASDAQ OMX’s and ICE’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in each of NASDAQ OMX’s and ICE’s filings with the U.S. Securities Exchange Commission (the “SEC”), including (i) NASDAQ OMX’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on NASDAQ OMX’s website at http://nasdaqomx.com and (ii) ICE’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on ICE’s website at http://theice.com. NASDAQ OMX’s and ICE’s filings are also available on the SEC website at www.sec.gov. Risks and uncertainties relating to the proposed transaction include: NASDAQ OMX, ICE and NYSE Euronext will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals and financing commitments will not be obtained on satisfactory terms and in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of NYSE Euronext’s operations with those of NASDAQ OMX or ICE will be materially delayed or will be more costly or difficult than expected. NASDAQ OMX and ICE undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information About the Proposed Transaction and Where to Find It:

Subject to future developments, additional documents regarding the transaction may be filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus or any other documents NASDAQ OMX, ICE and NYSE Euronext would file with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS NASDAQ OMX, ICE AND NYSE EURONEXT WOULD FILE WITH THE SEC, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, if and when such document becomes available, and other relevant documents filed by NYSE Euronext, ICE and/or NASDAQ OMX, without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available may be obtained, without charge, by directing a request to NASDAQ OMX at One Liberty Plaza, New York, New York 10006, Attention: Investor Relations, in the case of NASDAQ OMX’s filings, or ICE, at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations, or by emailing a request to ir@theice.com, in the case of ICE’s filings.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation:

NASDAQ OMX, ICE, and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.

You can find information about NASDAQ OMX and NASDAQ OMX’s directors and executive officers in NASDAQ OMX’s Annual Report on Form 10-K, filed with the SEC on February 24, 2011, and in NASDAQ OMX’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 15, 2011.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 9, 2011, and in ICE’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 1, 2011.

Additional information about the interests of potential participants will be included in the joint prospectus/proxy statement, if and when it becomes available, and the other relevant documents filed with the SEC.